03011943

AB 3/4/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43627

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Spectrum Capital, Inc.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH. D.C. 161

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10834 Old Mill Road, Suite One
(No. and Street)

Omaha (City) Nebraska (State) 68154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert C. Grow, President (402) 333-8330
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Robert C. Grow swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spectrum Capital, Inc. , as of December 31 , 2002 , are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert C. Grow (signature)
Name

President
Title

GENERAL NOTARY - State of Nebraska
JAMIE L. BROTHERTON
My Comm. Exp. Sept. 2, 2005

Jamie L. Brotherton (signature)
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECTRUM CAPITAL, INC.

(Sec I.D. No. 8-43627)

Statements of Financial Condition as of December 31, 2002 and 2001 and Supplemental Report on Internal Control as of December 31, 2002 and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 161 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Spectrum Capital, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Spectrum Capital, Inc. (the Corporation) (a wholly-owned subsidiary of Spectrum Financial Services, Inc.) as of December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Spectrum Capital, Inc. as of December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 14, 2003

Deloitte
Touche
Tohmatsu

SPECTRUM CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CASH AND CASH EQUIVALENTS	$216,101	$335,416
ACCOUNTS RECEIVABLE	124,749	82,749
PREPAID ASSETS	16,785	11,251
PROPERTY AND EQUIPMENT, NET (Note 3)	12,910	-
TOTAL ASSETS	$370,545	$429,416
LIABILITIES AND STOCKHOLDER'S EQUITY		
PAYABLE TO PARENT COMPANY (Note 4)	$ 86,293	$ 59,126
ACCOUNTS PAYABLE	16,040	8,092
Total Liabilities	102,333	67,218
STOCKHOLDER'S EQUITY (Note 2):		
Common stock, no stated par value, authorized, 20,000 shares; issued and outstanding, 100 shares	15,000	15,000
Additional paid-in capital	10,000	10,000
Retained earnings	243,212	337,198
Total Stockholder's Equity	268,212	362,198
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$370,545	$429,416

See notes to statements of financial condition.

SPECTRUM CAPITAL, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Spectrum Capital, Inc. (the Corporation) is a wholly-owned subsidiary of Spectrum Financial Services, Inc. (parent company). The Corporation is engaged in the sale of mutual funds, stocks, bonds, variable annuities and variable universal life insurance. The Corporation executes and clears trades through an unaffiliated brokerage firm.

The Corporation is exempt (under paragraph (k)(2)(ii)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Use of Estimates – The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents –The Corporation considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Depreciation and Amortization – Depreciation and amortization on property and equipment is computed on the straight-line method over the estimated useful lives of the related assets which range from 3-5 years.

Income Taxes - The Corporation is included in the consolidated income tax return of the parent company.

2. NET CAPITAL AND NET CAPITAL REQUIREMENT

The Corporation is subject to the net capital rule (15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital, as defined in the rule. Net capital and the related net capital requirement may fluctuate on a daily basis. At December 31, 2002, the Corporation had net capital and a net capital requirement of $176,142 and $50,000, respectively. The Corporation had aggregate indebtedness of $102,333 at December 31, 2002.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2002:

Computer Equipment	$ 8,153
Software	7,060
	15,213
Less accumulated depreciation and amortization	2,303
Total	$ 12,910

4. RELATED PARTY TRANSACTIONS

Employee compensation and benefits are charged to the Corporation by the parent company. In addition, other administrative services are provided by the parent company for which a management fee is charged; however, certain costs incurred by the parent company on behalf of the Corporation are not charged to the Corporation. As of December 31, 2002 and 2001, the Corporation had a payable of $86,293 and 59,126, respectively, for expenses charged by the parent company.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, Nebraska 68102-9706

Tel: (402) 346-7788
Fax: (402) 342-1820
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Spectrum Capital, Inc.
Omaha, Nebraska 68154

In planning and performing our audit of the statement of financial condition of Spectrum Capital, Inc. (the Corporation) for the year ended December 31, 2002 on which we issued our report dated February 14, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the statement of financial condition and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Deloitte & Touche LLP

Omaha, Nebraska
February 14, 2003